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September 9, 2025	TORONTO

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David Lin
Irene Paik
Kate Tillan
Robert Telewicz

Re:	Gemini Space Station, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 2, 2025 File No. 333-289665

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on September 2, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments and certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Securities and Exchange Commission

September 9, 2025

Risk Factors
Our amended and restated articles of incorporation will provide that the Eighth Judicial District Court of Clark County, Nevada..., page 80

1.            We note your revised disclosure in response to prior comment 2. Please revise your disclosure here and on pages 186 - 187 to address the following:

•	Please consider streamlining your disclosure in the first two paragraphs of this risk factor, as much of the information appears redundant. In this regard, both paragraphs appear to summarize Section 11.1 of the form of Amended and Restated Articles of Incorporation, although the second paragraph appears to be more consistent with the contents of Section 11.1. Please revise as appropriate.

•	Section 11.1 of the form of Amended and Restated Articles of Incorporation states that the “exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction” (emphasis added), consistent with your disclosure in the second paragraph of this risk factor. However, in the first paragraph of this risk factor, you disclose that the “exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Securities Exchange Act of 1934 ...., or to any claim for which the U.S. federal courts have exclusive jurisdiction” (emphasis added). Please revise your disclosure to reconcile this inconsistency.

•	Please expand your disclosure to describe Section 11.2 of the form of Amended and Restated Articles of Incorporation.

•	We note that Section 11.2 of the form of Amended and Restated Articles of Incorporation states that “[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any claim asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Corporation’s securities, including, for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant, which person shall have the right to enforce this clause.” Please revise your disclosure to address any uncertainty around the enforceability of this provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Relatedly, we note your statement in the penultimate sentence of the second paragraph of this risk factor that, “[h]owever, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision.” It appears that you may have intended to refer to the forum selection provision specified in Section 11.2, rather than in Section 11.1, with respect to this sentence. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 82-83 and 188-189 of the Amended Registration Statement in response to the Staff’s comment. In particular, the Company has streamlined its disclosure on pages 82 and 188 of the Amended Registration Statement to improve clarity and remove redundancies. Similarly, the Company has revised its disclosure on pages 82 and 188 of the Amended Registration Statement to reconcile the inconsistency identified by the Staff in the Registration Statement and make clear that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934 (the “Exchange Act”) or any other claim for which the federal courts have exclusive jurisdiction, consistent with Section 11.1 of the Company’s form of amended and restated articles of incorporation. Further, the Company has expanded its disclosure on pages 82 and 188 of the Amended Registration Statement to describe Section 11.2 of its form of amended and restated articles of incorporation. Relatedly, the Company has clarified in its disclosure that the concurrent jurisdiction provided in Section 22 of the Securities Act of 1933 (the “Securities Act”) results in uncertainty around the enforceability of the provision specified in Section 11.2 of the Company’s amended and restated articles of incorporation, summarized on pages 82 and 188 of the Amended Registration Statement.

Securities and Exchange Commission

September 9, 2025

Capitalization, page 92

2.            Given the changes in your capitalization as a result of the Transactions and the Additional Borrowings, please include explanatory notes to explain the adjustments reflected in the pro forma amounts. For example, define the term “Additional Borrowings,” including a description of the significant terms of the borrowings, and explain the changes to your cash and cash equivalents. In your response, please clarify how the pro forma adjustments made to your capitalization table relate to the pro forma adjustments described on page 15 in your summary historical consolidated financial data. Additionally, please explain how your adjustment to reflect the conversion of approximately $788 million of convertible notes and convertible term loans reconciles to your disclosure on page 12 which discusses the conversion of approximately $695.6 million of convertible notes and convertible term loans.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 94-95 to explain the adjustments reflected in the pro forma amounts, including (i) the “Additional Borrowings,” (ii) changes to cash and cash equivalents, and (iii) reconciling the carrying amount of the Convertible Notes and Convertible Term Loans which as of June 30, 2025 was $788.3 million, with the disclosure elsewhere in the prospectus discussing the conversion of approximately $695.6 million of Convertible Notes and Convertible Term Loans. The carrying amount of the Convertible Notes and Convertible Term Loans as of June 30, 2025 was $788.3 million, measured at fair value under ASC 825. The fair value reflects $146.7 million of cumulative losses related to changes in fair value as well as cumulative gains of $5.8 million in instrument-specific credit risk, recorded in accumulated other comprehensive income. The pro forma balance sheet as of June 30, 2025, eliminates the fair value carrying amount of these loans and reflects the additional $37.9 million drawn under the Convertible Term Loans subsequent to June 30, 2025. Upon the completion of this offering, all outstanding Convertible Notes and Convertible Term Loans, including accrued and unpaid interest thereon through the closing date of this offering, will automatically convert into shares of common stock. As a result, the total amount converting at the closing date of this offering is approximately $695.6 million, compared to a carrying value of $788.3 million on our June 30, 2025 balance sheet. The difference primarily reflects (i) additional draws of $37.9 million and additional accrued interest through the closing date of this offering of approximately $10.3 million and (ii) the elimination of approximately $140.9 million, net, related to instrument-specific credit risk and other fair value adjustments required under U.S. GAAP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Quarterly Key Business Metrics, page 117

3.            We note your disclosure of exchange revenue by crypto asset for the one month period ended July 2025 and 2024. Tell us what consideration you gave to balancing this disclosure by also providing exchange operating expenses or profit for the same one month periods.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company presents exchange revenue by crypto asset as a key business metric as trading activity in individual underlying crypto assets is a primary driver of its exchange revenue. The Company believes it provides investors with useful insight into business mix, concentration risk and market exposure. Additionally, this key business metric also shows the Company’s exchange’s ability to adapt to new crypto assets and shifting customer demand. The Company believes this presentation is consistent with how management evaluates the business and with industry practice among comparable companies.

By contrast, the Company does not present exchange operating expenses or profit by crypto asset or exchange operating expenses or profit at an aggregated exchange level, as (i) these metrics are not how management evaluates performance and (ii) it is not feasible to assign or attribute operating expenses to specific crypto assets. Exchange operating expenses are generally incurred on a platform-wide basis, including technology infrastructure, custody and security, compliance, and personnel, and do not vary in a manner that is attributable to a specific crypto asset. Furthermore, costs associated with operating the exchange are embedded within multiple expense categories. Because these costs support the platform as a whole, rather than specific revenue sources, trading pairs or assets, it is not practicable to isolate them as a discrete line item without applying arbitrary allocations. The Company believes that presenting operating expenses by function on a quarterly basis provides investors with the most relevant insight into cost structure and profitability, and that such presentation provides sufficiently balanced information for investors to meaningfully evaluate exchange revenue and exchange operating expenses.

Securities and Exchange Commission

September 9, 2025

For these reasons, the Company respectfully submits that its disclosures of exchange revenue by crypto asset as a key business metric is balanced and useful to investors and that providing operating expenses or profit would not enhance comparability or understanding. The Company further respectfully notes that it has included customary cautionary disclosures that this metric is not intended to be viewed as a substitute for financial statements prepared in accordance with U.S. GAAP.

Description of Capital Stock
Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, page 185

4.            We note your revised disclosure in response to prior comment 8 that the limited jury waiver provision in your amended and restated articles of incorporation is intended to apply to any and all “internal actions” (as defined in NRS 78.046) to the fullest extent not inconsistent with any applicable U.S. federal laws (including the Securities Act and the Exchange Act). Please further revise your disclosure here and on pages 80 – 81 to clearly state whether such provision applies to claims under the Securities Act or the Exchange Act. If not, please also ensure that the limited jury waiver provision in your amended and restated articles of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 82-83 and 188-189 of the Amended Registration Statement to make clear the application of limited jury waiver provision in the Company’s form of amended and restated articles of incorporation to claims under the Securities Act or the Exchange Act. In response to the Staff’s comment, the Company will continue to include clear disclosure regarding its limited jury waiver provision in the Company’s future filings of the Description of Capital Stock exhibit required by Item 601(b)(4) of Regulation S-K as well as in future filings describing its amended and restated articles of incorporation. Additionally, the Company intends to include the risk factor addressing the limited waiver of trial by jury on pages 82-83 of the Amended Registration Statement in its future filings with the Commission, including Annual Reports on Form 10-K, to keep investors informed of its application to any actions arising under the Securities Act or Exchange Act.

* * * * *

Securities and Exchange Commission

September 9, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, Inc.
Cameron Winklevoss, President, Gemini Space Station, Inc.
Dan Chen, Chief Financial Officer, Gemini Space Station, Inc.
Marshall Beard, Chief Operating Officer, Gemini Space Station, Inc.
Tyler Meade, Chief Legal Officer, Gemini Space Station, Inc.
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP